UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No._1_)


Avantair, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

05350T101
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	February 28, 2013
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   05350T101
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	956,990*
	Shares Beneficially	8.	Shared Voting Power:      14,228,097*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	956,990*
	Person With	10.	Shared Dispositive Power:      14,228,097*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
15,185,087*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    30.8% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?) and David M.
Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 3,947,369 shares of Common Stock, $618,122 convertible Notes convertible into 2,472,490 shares of Common Stock and 2,472,490 warrants owned by Special Situations Fund III QP, L.P., 1,315,790 shares of Common Stock, $206,041 convertible Notes convertible into 824,163 shares of Common Stock and 824,163 warrants owned by Special Situations Cayman Fund, L.P. and 1,052,632 shares of Common Stock, $164,875 convertible Notes convertible into 659,500 shares of Common Stock and 659,500 warrants owned by Special Situations Private Equity Fund, L.P. Greenhouse owns and has sole voting power over 425,000 shares of Common Stock, $66,498 convertible Notes convertible into 265,995 shares of Common Stock and 265,995 warrants.







  See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the common stock of Avantair, Inc. 4311 General Howard Drive, Clearwater, Florida 33762

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM serves as the investment adviser to SSFQP and SSPE. (SSFQP, Cayman, and SSPE will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		SSFQP owns 3,947,369 shares of Common Stock, 2,472,490 Warrants and
$618,122 convertible Notes convertible into 2,472,490 shares of Common Stock or
19.4% of the shares outstanding, Cayman owns 1,315,790 shares of Common Stock,
824,163 Warrants and $206,041 convertible Notes convertible into 824,163 shares of Common Stock or 7.0% of the shares outstanding and SSPE owns 1,052,632 shares of Common Stock, 659,500 warrants and $164,875 convertible Notes convertible into 659,500 shares of Common Stock or 5.6% of the shares outstanding.  Greenhouse owns 425,000 shares of Common Stock, 265,995 Warrants and $66,498 convertible Notes convertible into 265,995 shares of Common Stock or 2.3% of the outstanding shares.  Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds.  Greenhouse has sold power to vote and direct the disposition of all shares held in the name of David Greenhouse.  Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 6,740,791 shares of
Common Stock, 4,222,148 Warrants and $1,055,536 convertible Notes convertible into 4,222,148 shares of Common Stock or 30.8% of the shares outstanding.




The following table reflects the acquisition of Convertible Notes and Warrants received as part of the Settlement Agreement dated February 6, 2013 for the Issuers failure to comply with the Registrations Rights Agreement dated October 16, 2009. There were no other transactions during the sixty days preceding the date of the event that requires the filing of this statement.


       A.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)

February 2013
659,500 Warrant
$0.0
February 2013
$164,875 Convertible
Notes
$0.0



Date

Quantity

Average Price

(Sales)







B.	Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price


(Purchases)

February 2013
824,163 Warrants
$0.0
February 2013
$206,041 Convertible
Notes
$0.0


Date

Quantity

Average Price

(Sales)








C.	Special Situations Fund III QP, L.P.

Date
Quantity
Average Price


(Purchases)

February 2013
2,472,490 Warrants
$0.0
February 2013
$618,122 Convertible
Notes
$0.0


Date

Quantity

Average Price

(Sales)






D.	David Greenhouse

Date
Quantity
Average Price


(Purchases)

February 2013
265,995 Warrants
$0.0
February 2013
$66,498 Convertible
Notes
$0.0


Date

Quantity

Average Price

(Sales)







Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and
Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 7, 2013



	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse












Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.






	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






-5-
S5313/1
03/07/13 1278889.03
-2-

S5313/1
1278889.03